Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Fender Musical Instruments Corporation:

We consent to the use of our report dated March 7, 2012, except as to the stock split discussed in note 17, which is as of July 6, 2012, with respect to the consolidated balance sheets of Fender Musical Instruments Corporation as of January 2, 2011 and January 1, 2012, and the related consolidated statements of operations and comprehensive income (loss), redeemable common stock and stockholders’ (deficit) equity, and cash flows for each of the years in the three-year period ended January 1, 2012, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Phoenix, Arizona

July 9, 2012